Contact

udi@udilazimy.com

www.linkedin.com/in/udilazimy (LinkedIn)
www.udilazimy.com (Company)

Top Skills

Ingredient Sourcing
Formulation
Product Development

Languages

English (Native or Bilingual)
Spanish, (Professional Working)
Hebrew (Native or Bilingual)

Certifications

GRI Sustainability Reporting Certificate

Udi Lazimy

Global Leader in Sustainable Food, Ag & Water Systems | Founder & CEO, FUDI Impact Partners & FUDI Ingredients | Former Eat Just Head Of Sustainability & Sourcing | Speaker on the Future of Food, Agriculture & Climate

San Francisco, California, United States

Summary

I've spent more than two decades working at the intersection of food, agriculture, and sustainability — building global supply networks, leading science-based sustainability strategies, and uniting farmers, scientists, corporations, and policymakers around the shared goal of regenerating our planet's food and water systems.

As Founder and CEO of FUDI Ingredients, I'm leading the commercialization of a breakthrough RuBisCO protein platform derived from alfalfa leaves — developing clean, sustainable, functional proteins that empower farmers, reduce agricultural emissions, and enable the next generation of nutritious, nature-positive foods.

Through FUDI Impact Partners, I advise governments, NGOs, and global brands on sustainable sourcing, regenerative agriculture, and climate-smart supply-chain innovation. I've guided multinational ingredient companies and CPG leaders to integrate net-zero and nature-positive goals, develop equitable sourcing frameworks, and align with biodiversity and water-stewardship objectives.

Before founding FUDI, I served as the Global Head of Sustainability and Sourcing at Eat Just, where I helped build one of the world's largest sustainable-protein supply networks—mobilizing hundreds of thousands of smallholder farmers across Southeast Asia to grow mung beans for JUST Egg, one of the most successful food-tech innovations of the decade. I've also supported companies like Beyond Meat and others in designing impact-driven sourcing and LCA strategies linking environmental, social, and economic performance.

Across my career, I’ve learned that true systems change happens through collaboration: between public and private sectors, between local producers and global markets, and between science and storytelling. I bring people together across these worlds—whether designing regenerative sourcing models, convening cross-sector coalitions, or speaking on international stages about the future of food, agriculture, and water.

I serve on multiple boards of directors and editorial boards, contribute to global thought leadership on sustainable-food systems, and have delivered 100+ keynote and panel talks worldwide on sustainability, regenerative agriculture, and circular food-system design.

Fluent in several languages and deeply connected across North America, Latin America, Europe, and Asia, I’m driven by a simple purpose:

To build resilient, equitable, and regenerative food and water systems that sustain both people and the planet.

Learn more: www.udilazimy.com
| Speaking Engagements

Experience

FUDI Impact Partners
Founder and Principal
March 2022 - Present (4 years)
Global

I founded FUDI Impact Partners to help reimagine the global food and agriculture system—bridging the gap between scientific innovation, regenerative farming, and equitable, nature-positive supply chains. Through this work, I partner with corporations, governments, and NGOs to design scalable sustainability strategies that protect ecosystems, empower producers, and nourish communities worldwide.

Core Focus Areas:

• Global Food-System Transformation — Guiding companies, investors, and policy leaders to integrate regenerative agriculture, sustainable water management, and circular-economy principles across their value chains.
• Sourcing & Supply-Chain Strategy — Designing resilient, low-carbon supply networks that create shared value from farm to finished product, aligning climate, biodiversity, and social-impact goals.
• Multi-Stakeholder Collaboration — Convening farmers, scientists, investors, and corporate sustainability teams to solve complex agricultural and water-resource challenges through partnership and systems thinking.
• Science-Based Impact & Measurement — Leading Life-Cycle Assessments, scope 3 footprinting, and sustainability reporting frameworks (GRI Certified) to guide organizations toward net-zero and nature-positive outcomes.
• Thought Leadership & Speaking — Global keynote speaker and panelist (100+ engagements) on sustainable food systems, regenerative agriculture, and the future of water and climate resilience.

At FUDI Impact Partners, I integrate two decades of sustainability, sourcing, and impact-measurement experience with a global network built across the Americas, Europe, and Asia. Our mission is simple but ambitious: to build food systems that restore ecosystems, empower producers, and sustain humanity.

Learn more: www.udilazimy.com

FUDI Ingredients
CEO and Founder
May 2022 - Present (3 years 10 months)
Global

I founded FUDI Ingredients to accelerate the transition toward a sustainable, regenerative, and equitable global food system. Our mission is to source and deliver the world's most responsible, high-performance plant-based ingredients — while creating direct economic and environmental benefits for farmers, food producers, and consumers.

Core Leadership Areas:
• Sustainable Supply-Chain Innovation — Building transparent, traceable, and climate-positive ingredient supply networks that connect growers, processors, and brands through shared sustainability and equity goals.
• Strategic Global Partnerships — Collaborating with ingredient houses, CPG companies, and food-tech innovators to co-develop low-impact protein

solutions, valorize agricultural byproducts, and advance science-based sustainability targets.

• Systems Transformation & Circular Design — Embedding regenerative agriculture principles and waste-to-value strategies across sourcing, processing, and distribution to reduce emissions and protect water and soil resources.

• Thought Leadership & Market Activation — Convening global partners across business, academia, and policy to advance dialogue on the future of sustainable proteins, biodiversity protection, and resilient food systems.

Under my leadership, FUDI Ingredients has become a trusted connector and innovation platform linking sustainable production with global demand — proving that food-system transformation can be both commercially viable and ecologically restorative.

Upcycled Foods, Inc.

Chief Sustainability Officer (Fractional)

March 2022 - Present (4 years)

Remote

• Develop and execute a well-researched sustainability claims and substantiation strategy that is action-driven and achievable with minimal out-of-pocket expenses

• Develop communicable messaging for sustainability metrics for ReGrained's products including but not limited to lifecycle assessment, carbon/water/land footprint

• Develop and execute net-zero emissions strategy

• Advise ReGrained on overall sustainability strategy and communications

Eat Just, Inc.

6 years 9 months

Head of Global Sustainability and Sourcing

March 2019 - December 2021 (2 years 10 months)

San Francisco

Built from scratch and oversaw all supply chain sourcing and sustainability for Eat Just Inc, one of the world's leading sustainable food technology innovators. This includes overseeing the upstream supply chain development of all agricultural materials and ingredients for commercial and research applications, generating and supporting JUST’s global upstream agricultural partnership opportunities (over $50M in purchases) and maximizing

environmental and social benefit throughout the JUST's supply chains as well as product manufacturing and packaging.

Global Sourcing and Sustainability Lead

April 2015 - March 2019 (4 years)

San Francisco, CA

(JUST was formerly known as Hampton Creek.)

Duties:

1. Discover and build global supply chains for new agricultural ingredients from farm to product development to product commercialization.

• Independently source and negotiate annual contracts for over $20M and 15,000 MT worth of raw agricultural commodities for new product launches.

• Discovered the source and built the supply chain of the raw plant ingredient for JUST Egg liquid scramble and frozen patty, ground-breaking plant-based egg replacement products.

2. Lead the R&D sourcing team at JUST, the primary upstream R&D component which feeds research and product development at one of the fastest growing food/tech companies in the world.

• Identify high-protein, sustainable, culturally valuable, obscure, or otherwise under-utilized crops and plant materials from around the world for potential disruption/transformation in the food system.

• Build JUST's functional and interactive Plant Library for Discovery research, with over 2,000 materials sourced from over 65 countries.

• Identify sources and suppliers of plant materials and ingredients from every continent, secure supply and import materials for addition into the Plant Library

3. Lead the sustainability/impact efforts at JUST, developing strategy and implementation to improve JUST's impact on the planet and people.

• Led the development of JUST's vision of sustainable agriculture and sustainable sourcing.

• Developed metrics within social, health and environmental categories to assess JUST's global impact

• Created JUST's first Sustainability Task Force, an interdisciplinary team composed of leaders from operations, partnerships, product development, marketing, R&D, and communications.

Community Alliance with Family Farmers

Board Member

May 2018 - August 2020 (2 years 4 months)

Organic Farming Research Foundation

National Policy Advocacy Director

November 2010 - December 2012 (2 years 2 months)

Santa Cruz, CA

Managed the national policy program for the leading organic farming research and policy organization in the U.S.

• Led a national 2014 Farm Bill campaign, securing over $300 million in support for organic farming in the nation's largest agriculture and nutrition legislation.

• Managed the growth of an organic farmer advocacy network from 900 organic farmers to over 6,000 organic farmers (plus thousands of additional supporters), and mobilized them to take action.

• Launched an annual grassroots advocacy training for sustainable agriculture advocates from around the country called Organic Advocacy Training Sessions.

• Hired and supervised regional campaign managers in multiple states.

Forterra

Regional Food Systems Program Manager

October 2008 - June 2009 (9 months)

Seattle, Wa

Managed multiple programs for the Pacific Northwest region's largest local land trust, including the farmland conservation policy and outreach program and the rural growth strategy program.

• Established a prominent role for the organization in sustainable agriculture policy in the central Puget Sound region. Build relationships with over 50 agricultural clients across western Washington

• Wrote 5 substantial grants for innovative project funding, including grants for EPA and USDA funding totaling over $100,000 each.

• Built a unified coalition of environmental, forest products industry and financial sector leaders for a campaign to pass federal forest conservation legislation.

World Leadership School

Nicaragua Instructor

June 2008 - August 2008 (3 months)

Ometepe Island, Nicaragua

• Launched World Leadership School's first Nicaragua leadership development program.

• Instructed a group of inner-city African-American high-school students in leadership development and service learning in a remote village on Ometepe Island.
• Collaborated with the local community to build a sanitation facility at an elementary school.
• Guided adventure trips throughout Nicaragua, including bike trips, mountain treks, jungle hikes and urban exploration.

American Jewish World Service
Guatemala Instructor
May 2006 - August 2006 (4 months)
Rabinal, Guatemala

• Instructed a group of American college students on a leadership development and service learning program in a remote village of survivors of the Guatemalan civil war.
• Directed the construction of a rainwater drainage system in close collaboration with the local community; also taught a curriculum focused on international development and service learning.
• Guided the group across Guatemala, including trips to ancient Mayan ruins, hikes up volcanoes flanked by running lava and to various urban centers known for unique cultural traits.

American Lands Alliance
Southern Rockies Regional Program Director
August 2003 - June 2005 (1 year 11 months)
Boulder, CO

Directed the Southern Rockies conservation program for a national environmental organization.
• Built partnerships between U.S. Forest Service and forest communities and directed conservation projects which resulted in the conservation of over 100,000 acres of national forest land.
• Managed media outreach, public education, and political lobbying for forest conservation on local and national levels. Generated over a dozen media articles.
• Coordinated the forest conservation efforts of the Southern Rockies Conservation Alliance (a coalition of 27 organizations) across Colorado, New Mexico and Wyoming.

Green Corps
Fellow
August 2002 - June 2003 (11 months)

Boston, MA

-Organized 2 statewide grassroots campaigns to generate public awareness and action regarding the conservation of U.S. national parks and the Arctic National Wildlife Refuge.
-Developed campaign plans, including goals, strategies and tactics.
-Recruited over 100 volunteers for each campaign.
-Generated over a dozen media articles.

Eyak Preservation Council

Assistant Program Coordinator
June 2001 - July 2001 (2 months)

Worked on indigenous land rights/wilderness preservation with the native Eyak people of south-central Alaska. Addressed land management issues on the Chugach National Forest, Prince William Sound, and Copper River watershed, including mining, logging, road building, industrial tourism and the loss of subsistence rights of the native Eyak and Chugach people.

Education

Presidio Graduate School

MBA, Sustainability · (2014 - 2017)

University of Colorado at Denver

Masters, Public Policy · (2007 - 2008)

University of Wisconsin, Madison

BA, Conservation Biology